ASSET SOLUTIONS INC

5 Garbary – Gdansk Poland 80327

Tel. (702) 751-1082

Email: assetsolutions360@gmail.com

January 4, 2016

Ms. Pamela Long

Mr. Frank Pigott

United States Securities and Exchange Commission

Washington D.C.20549-4631

Re:	Asset Solutions Inc
Registration Statement on Form S-1 Filed November 5, 2015 File No. 333-207383

Dear Ms. Long and Mr. Pigott,

We have received your letter of November 5, 2015 and appreciate your comments. We have amended our registration statement in response to your comments as outlined below:

General

1.	It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:

☐	You state in your disclosure that you are a development stage company;

☐	Since formation, you have commenced limited operations and it is unclear whether you will be able to fully commence operations within the next 12 months; and

☐	You are issuing penny stock.

These facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act of 1933. Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed legal analysis explaining why you believe Asset Solutions Inc is not a blank check company, why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company, have no plans or intentions to engage in a business combination following this offering, and that the proceeds will be immediately available to the company.

Asset Solutions, Inc. is a new company but it has a detailed and specific business plan. In fact, even though the company is in the initial phases of developing this business plan, it has been successful in making a profit. This is a healthy gross profit of almost 50% of sales which bodes well for our future development in this business.

We have detailed uses in this business for the proceeds of the offering as given in the Registration Statement.

1

ASSET SOLUTIONS INC

5 Garbary – Gdansk Poland 80327

Tel. (702) 751-1082

Email: assetsolutions360@gmail.com

The purpose of this offering is to enable the company to better raise money to expand rapidly this profitable business plan. If we are successful, being a public company will assist us in raising funds to expand the business and sell more stock either privately or publicly. We have a viable, profitable business and wish to expand it.

It is also manifest that the company has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company.

We note the following footnote to an SEC release on Rule 144, in a discussion of the fact that shell companies cannot use Rule 144:

Footnote 32

 "We have become aware of a practice in which the promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of blank check companies in Securities Act Rule 419. The promoter will then seek a business combination transaction for the company, with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction.

"It is likely that similar schemes will be undertaken with the intention of evading the definition of shell company that we are adopting today. In our view, when promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or to its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered 'nominal' for purposes of the definition of shell company."

This is not the case of Asset Solutions, Inc. We are engaged in a line of business now and we intend to continue.

The cover page has been amended to state prominently that Asset Solutions, Inc. is not a blank check company, that Asset Solutions, Inc. has no plans or intentions to engage in a business combination following this offering, and that the proceeds will be immediately available to the company.

2.

Please advise us of all registration statements of companies for which your sole Director and President may have acted as a promoter or in which he had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole Director and President and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Our sole officer and director has never acted as a promoter or had a controlling interest in any other registration statement.

2

ASSET SOLUTIONS INC

5 Garbary – Gdansk Poland 80327

Tel. (702) 751-1082

Email: assetsolutions360@gmail.com

3.

We note that your counsel, John E. Lux, markets himself as an expert on reverse mergers. Please provide us with an analysis regarding why Mr. Lux should not be considered a promoter as that term is defined under Rule 405 of Regulation C under the Securities Act.

Mr. Lux has experience in reverse mergers, but he is also an advocate of conventional initial public offerings and especially the new Regulation A. However, he was not consulted on this offering by Asset Solutions, Inc. except as follows:

Mr. Lux was paid $200 to only provide an opinion letter with regard to the issuance of stock. If you review that opinion letter you will find the following language from Mr. Lux:

I have not been engaged to examine, nor have I examined, the Registration Statement for the purpose of determining the accuracy or completeness of the information included therein or the compliance and conformity thereof with the rules and regulations of the SEC or the requirements of Form S-1, and I express no opinion with respect thereto.

Thus, Mr. Lux did not prepare or even review the Registration Statement. He was not involved in formulating a business plan. Without his knowledge or consent, we added his name to the front of the Registration Statement, perhaps giving an impression that he was somehow involved in the business or the filing.

We have engaged him recently to assist us only in answering your first comment with regard to Rule 419.

As we have no intention of making a reverse merger or an acquisition, rather we are focused on expanding our current business, we have not discussed with Mr. Lux the prospect of acquiring any companies or in fact any other aspect of our business plan or the S-1 filing except for the opinion letter and the response to your comments numbered one and three only.

Thus, while the definition of "promoter" depends on the fact and circumstances of the matter, Mr. Lux is not a promoter in any sense of the word.

Registration Statement on Form S-1 Cover Page

4.

We note that the telephone number you provided for your principal executive office throughout your registration statement is a Nevada telephone number. Please revise your registration statement to include a telephone number for your principal executive office in Poland.

The phone number has been added.

3

ASSET SOLUTIONS INC

5 Garbary – Gdansk Poland 80327

Tel. (702) 751-1082

Email: assetsolutions360@gmail.com

Prospectus Cover Page

5.

It appears that your disclosure regarding the total proceeds to be received by you of $42,000 in the event all 2,000,000 shares of your common stock are sold is incorrect. Please revise your disclosure accordingly.

The cover page has been corrected.

Summary of Financial Information, page 6

6.

Please amend filing to revise your headings to properly label the statement of operations data for the period from June 1, 2015 to August 31, 2015. Please also ensure that this column is clearly marked as unaudited.

Amended as requested.

Risk Factors, page 7

7.	Please include a risk factor addressing the difficulty in pursuing lawsuits and enforcing judgments against your management due to their presence outside the United States.

A risk factor has been added as requested.

Management's Discussion and Analysis and Plan of Operation, page 17

8.

We note your disclosure on page 19 that if you raise $80,000 from this offering, it will only last one year. Please reconcile such disclosure with your disclosure elsewhere in your registration statement that you need to raise $40,000 to continue operations for one year.

We have revised the disclosure to clarify that even if we raise the full amount of $80,000 from this offering, it will last one year (see Use of Proceeds section), but we may need more funds for business operations in the next year, and we will have to revert to obtaining additional money. In order to implement our plan of operations as outlined for the next twelve month period, we require a minimum of $40,000 of funding from this offering.

9.

We note that your president will provide services without compensation and that you do not have any plans to accrue any compensation for his services within the first 12 months. Please clarify whether there are any circumstances under which the president can be paid from the proceeds of this offering.

We have clarified that Mr. Robak has agreed to work with no compensation during our development stage. If revenue supports that expense Mr. Robak may be compensated for his services in the future but there is currently no agreement in place to do so.

4

ASSET SOLUTIONS INC

5 Garbary – Gdansk Poland 80327

Tel. (702) 751-1082

Email: assetsolutions360@gmail.com

Plan of Operation, page 18

10.	We note your disclosure that you have generated $60,885 in revenue. Please expand your disclosure to discuss in more detail how you generated such revenue.

The disclosure has been expanded.

Description of Business, page 22

11.

We note your disclosure, "As of today, we have developed our business plan, purchased our office in Poland, and executed a Marketing and Sales Distribution Agreement with our suppliers . . ." Please reconcile such disclosure with your disclosure that you have generated revenues of $60,885. We further note that your disclosure in this section speaks prospectively which contradicts disclosure elsewhere in your registration statement that you have begun operations and generated revenues.

The disclosure has been reconciled.

Competition, page 23

12.	We note your disclosure that you have entered the office chair market and have "initial market penetration to date." Please explain what you mean by "initial market penetration."

We have reworded the disclosure.

Marketing and Sales Distribution Agreement with Supplier, page 24

13.	Please revise this section to describe the terms of your agreements rather than cutting and pasting the provisions directly from the agreement.

Revised as requested.

Offices, page 25

14.

Please expand your disclosure to properly inform investors as to the suitability, adequacy, and extent of utilization of your office. Additionally, clarify whether you purchased a unit in a building, purchased an entire building, or whether you rent this property. See Item 102 of Regulation S-K and Instruction 1 to Item 102.

The disclosure has been expanded and clarified.

Directors, Executive Officers, Promoters and Control Persons, page 25

15.	Please expand your biographical disclosure of Olaf Robak to describe in more detail his roles and responsibilities at Biurowe Dystrybucjiin, Ltd. See Item 401(e)(1) of Regulation S-K.

The disclosure has been expanded.

5

ASSET SOLUTIONS INC

5 Garbary – Gdansk Poland 80327

Tel. (702) 751-1082

Email: assetsolutions360@gmail.com

16.

Please expand your biographical disclosure of Olaf Robak to discuss the specific experience, qualifications, attributes and skills that led to the conclusion that Mr. Robak should serve as a director. See Item 401(e)(1) of Regulation S-K.

The disclosure has been expanded.

Certain Relationships and Related Transactions, page 28

17.

We note your disclosure that there is no assurance that you will ever generate revenues. Please reconcile such disclosure with your disclosure throughout your registration statement that you have generated revenues.

Corrected.

Future sales by existing stockholders, page 28

18.

Please note that the Rule 144 safe harbor is not available for the resale of securities initially issued by a shell company, which applies to those securities issued prior to your beginning operations and generating revenues. Please revise your disclosure accordingly.

We are not a shell company.

Interest of Named Experts and Counsel, page 32

19.	We note that your disclosure regarding an $80,000 threshold is incorrect. The correct threshold is $50,000. Please revise your disclosure accordingly. See Instruction 1 to Item 509 of Regulation S-K.

Corrected.

Item 17. Undertakings, page 36

20.	Please explain the reference to "Rule 383."

Removed.

Exhibits, page 39

21.

Please file each of your marketing and sales distribution agreements as separate exhibits that are separately numbered and described in your exhibit index rather than combining the three agreements as you currently do in Exhibit 10.1.

The agreements have been separated.

6

ASSET SOLUTIONS INC

5 Garbary – Gdansk Poland 80327

Tel. (702) 751-1082

Email: assetsolutions360@gmail.com

22.	Please file a copy of the subscription agreement that will be utilized for this offering. See Item 601(b)(10) of Regulation S-K.

Filed as Exhibit 99.1.

Statement of Cash Flows, page F-6

23.

Please amend your cash flow statement to properly reflect the activity building and land. We note that the $13,653 in cash flows for buildings is currently reflected in your cash flow statement as an operating activity rather than an investing activity.

The Cash Flow Statements have been corrected in both the May 31, 2015 audit and the August 31, 2015 reviewed financials.

Notes to Financial Statements

Note 8: Going Concern, pages F-10 and F-18

24.

We note you have included a discussion of the company's ability to continue as a going concern and your disclosure states that management concluded there is substantial doubt about the Company's ability to continue as a going concern. Please explain to us how you reached this conclusion given your cash position and obligations at May 31, 2015. To the extent you continue to believe a going concern condition existed at your year ended May 31, 2015, please explain why your auditors omitted a going concern paragraph from their audit opinion. Based on your conclusion, it appears you should revise your disclosures in the notes to your financial statements or obtain a revised audit opinion.

We have removed the Going Concern disclosure in the financial statements and throughout the registration statement.

Note 9: Subsequent Events, pages F-10 and F-18

25.	Please disclose the date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.

The Subsequent Event note has been updated.

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Olaf Robak

Olaf Robak

President & Director

7